

ZARGON
E N E R G Y   T R U S T



07020504

SUPPL



January 16, 2007

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Dear Sir or Madame:

Re: Zargon Energy Trust
File No. 82-34907
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 194, as amended, enclosed is a copy of the Company's news release dated January 15, 2007. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
ZARGON ENERGY TRUST

B.C. Heagy
Vice President Finance & CFO

PROCESSED

JAN 2 5 2007

THOMSON
FINANCIAL

BCH/kf

Encl.

R:\Investor Relations\Securities and Exchange Commission\Securities and Exchange Commission Jan 15, 2007.doc
Suite 700, 333 - 5 Avenue S.W., Calgary, Alberta T2P 3B6   Telephone (403) 264-9992   Facsimile (403) 265-3026
Email: zargon@zargon.ca   Website: www.zargon.ca

FOR IMMEDIATE RELEASE: January 15, 2007

TSX SYMBOL: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST CONFIRMS JANUARY 2007 CASH DISTRIBUTION

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") confirms that the monthly cash distribution for the month of January in the amount of Cdn. $0.18 per trust unit will be paid on February 15, 2007 to unitholders of record on January 31, 2007. The ex-distribution date is January 29, 2007.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 16.798 million trust units (ZAR.UN) and 2.207 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the January 15, 2007 revised exchange ratio there would be a total of 19.452 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer



Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca